press release

ArcelorMittal announces the completion of its share buyback program

Luxembourg, 28 March 2018 - ArcelorMittal announces the completion of its share buyback program on 26 March 2018. ArcelorMittal has repurchased 7 million shares for a total value of approximately €184,345,983 (equivalent USD 226,487,475) at an approximate average price per share of €26.34. All details are available on its website on: http://corporate.arcelormittal.com/investors/equity-investors/share-buyback